SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
 PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synergy Resources Corp
(Name of Issuer)

Common Stock ____________________
(Title of Class of Securities)

87164P103
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 87164P103	13G	Page 2 of 8

1		NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,073,477 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,073,477 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,477 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.52%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

2 of 8

CUSIP No. 87164P103	13G	Page 3 of 8

1		NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,073,477 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,073,477 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,477 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.52%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

3 of 8

CUSIP No. 87164P103	13G	Page 4 of 8

1		NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,073,477 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,073,477 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,073,477 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.52%****
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

4 of 8

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”).  Stuart J. Zimmer is the sole member of the GP.  The GP is the general partner of the Investment Manager.  The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Master Fund”), ZP Energy Fund L.P. (the “Energy Fund”) and managed accounts (collectively with the Master Fund and the Energy Fund, the “Zimmer Accounts”).  This Schedule 13G relates to Common Units of Synergy Resource Corporation, an U.S. Corporation (the “Issuer”), held by the Zimmer Accounts.

Item 1(a)    Name of Issuer.

Synergy Resources Corp

Item 1(a)    Address of Name of Issuer’s Principal Executive Offices.
        1625 Broadway
Suite 300
Denver, CO 80202

Item 2(a)    Name of Person Filing.

(1) Zimmer Partners, LP
(2) Zimmer Partners GP, LLC
(3) Stuart J. Zimmer

Item 2(b)    Address of Principal Business Office, or, if none, Residence.

For all Filers:
888 Seventh Avenue, 23rd Floor
New York, NY 10106

Item 2(c)    Citizenship or Place of Organization.

(1) Zimmer Partners, LP is a Delaware limited partnership.
(2) Zimmer Partners GP, LLC is a Delaware limited liability company.
(3) Stuart J. Zimmer is a U.S. citizen.

Item 2(d)    Title of Class of Securities.

Common Units

5 of 8

Item 2(e)    CUSIP Number.

87164P103

Item 3     Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4     Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 11,073,477 Common Shares.

(b)
The Reporting Persons may be deemed the beneficial owners of 5.52% of the outstanding Common Units.  This percentage was determined by dividing 11,073,477 by 200,577,084, which is the number of Common Units outstanding as per Issuer’s Form 10-Q filed on November 3, 2016 with the Securities and Exchange Commission.

(c)	The Reporting Persons have the shared power to vote and dispose of the 11,073,477 Common Units beneficially owned.

6 of 8

Item 6     Ownership of More Than Five Percent on Behalf of Another Person.

The Zimmer Accounts have an indirect interest in dividends and/or sale proceeds of the Common Units held by the Zimmer Accounts.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated January 24, 2017, between the Investment Manager, the GP and Stuart J. Zimmer.

7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017
                By:  Zimmer Partners GP, LLC, its general partner

                By:   /s/ Stuart J. Zimmer
                        STUART J. ZIMMER, Sole Member

                Zimmer Partners GP, LLC

                By:   /s/ Stuart J. Zimmer
                        STUART J. ZIMMER, Sole Member

                 /s/ Stuart J. Zimmer
                Stuart J. Zimmer

8 of 8

EXHIBIT 99-1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Units Representing Limited Partner Interest of Synergy Resource Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2017.

 Zimmer Partners, LP

                By:  Zimmer Partners GP, LLC, its general partner

                By:   /s/ Stuart J. Zimmer
                        STUART J. ZIMMER, Sole Member

                Zimmer Partners GP, LLC

                By:   /s/ Stuart J. Zimmer
                        STUART J. ZIMMER, Sole Member

                 /s/ Stuart J. Zimmer
                Stuart J. Zimmer